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 FORM 4             UNITED STATES SECURITIES AND EXCHANGE COMMISSION
--------                             WASHINGTON, D.C.

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[X] Check this box if no
    longer subject to Section
    16. Form 4 or Form 5
    obligations may continue.
    See Instruction 1(b).

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
        Section 17(a) of the Public Utility Holding Company Act of 1935
             or Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)
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1. Name and Address of Reporting Person*

Nabors Industries, Inc.
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  (Last)                      (First)                  (Middle)

515 West Greens Road, Suite 1200
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                                   (Street)

Houston                              TX                     77067
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 (City)                            (State)                  (Zip)
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2. Issuer Name and Ticker or Trading Symbol

Bayard Drilling Technologies, Inc. (BDI)
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3. IRS Identification                   4. Statement for
   Number of Reporting                     Month/Year       April 1999
   Person, if an Entity                 ----------------------------------------
                                        5. If Amendment, Date of
    (Voluntary)                            Original (Month/Year)
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6. Relationship of Reporting Person to Issuer
               (Check all applicable)

   [ ] Director                    [X] 10% Owner
   [ ] Officer (give title         [ ] Other
            (below)                (Specify below)
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7. Individual or Joint/Group Filing
   (Check applicable line)
   [X] Form Filed by one Reporting Person
   [ ] Form filed by more than one Reporting Person
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          TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF,
                             OR BENEFICIALLY OWNED

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1. Title of Security                          2. Transaction Date
   (Instr. 3)                                    (Month/Day/Year)
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Common Stock, par value $.01 per share            April 7, 1999
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3. Transaction                         4. Securities Acquired (A) or
   Code                                   Disposed of (D)
   (Instr. 8)                             (Instr. 3, 4 and 5)
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      Code            V                   Amount     (A) or (D)       Price
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      J(1)                                18,202,885     A             (1)
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5. Amount of                     6. Ownership Form:          7. Nature of
   Securities                       Direct (D) or               Indirect
   Beneficially Owned               Indirect (I)                Beneficial
   at End of Month                                              Ownership
   (Instr. 3 and 4)                 (Instr. 4)                  (Instr. 4)
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     1,000(1)                           D
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* If the form is filed by more than one Reporting Person, see Instruction
  4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

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
FORM 4 (continued)

 TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
         (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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
1. Title of Derivative     2. Conversion or     3. Transaction  4. Transaction    5. Number of            6. Date Exercisable and
Security (Instr. 3)        Exercise Price       Date (Month/    Code (Instr. 8)   Derivative Securities   Expiration Date
                           of Derivative        Day/Year                          Acquired (A) or        (Month/Day/
                           Security                                               Disposed of (D)         Year)
                                                                                  (Instr. 3, 4, and 5)


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                                                                 Code    V            (A)     (D)         Date      Expiration
                                                                                                          Exercis-  Date
                                                                                                          able

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Option to purchase Bayard  various              April 7, 1999    J(2)              884,860                various various
common stock

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Warrants exercisable for   various              April 7, 1999    J(2)              397,000                various various
Bayard common stock

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



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
7. Title and Amount    8. Price of    9. Number of     10. Ownership       11. Nature of
of Underlying          Derivative     Derivative       Form of             Indirect
Securities             Security       Securities       Derivative          Beneficial
(Instr. 3 and 4)       (Instr. 5)     Beneficially     Security: Direct    Ownership
                                      Owned at End     (D) or indirect     (Instr. 4)
                                      of Month         (I) (Instr. 4)
                                      (Instr. 4)
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 Title   Amount
         or
         Number
         of Shares
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Common
 Stock   884,860          (2)             0
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Common
 Stock   397,000          (2)             0
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

Explanation of Responses:

(1) Pursuant to the terms of an Agreement and Plan of Merger (the "Merger Agreement"), dated as of October 19, 1999, as amended, among Nabors, Nabors Acquisition Corp. VII ("Merger Sub"), a wholly-owned subsidiary of Nabors, and Bayard, on April 7, 1999, Merger Sub merged with and into Bayard, with Bayard as the surviving corporation. In the merger, Nabors acquired all of the outstanding shares of common stock of Bayard. Each outstanding share of common stock of Bayard was converted in the merger into .3375 shares of common stock of Nabors and $0.30 in cash without interest (collectively, the "Merger Consideration"). In the merger, each of the 1,000 outstanding shares of Merger Sub was converted into one share of common stock of Bayard. As a result of the merger, Nabors owns 1,000 shares of common stock of Bayard.

(2) In the merger each outstanding option and warrant of Bayard was assumed by Nabors upon the terms set forth in the Merger Agreement. Pursuant to the Merger Agreement, such options and warrants, when exercised, will entitle the holders to receive the Merger Consideration in respect of each share of common stock of Bayard formerly purchasable upon the exercise thereof.

** Intentional misstatements or omissions of facts constitute Federal Criminal Visitations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


Nabors Industries, Inc.


/s/ ANTHONY G. PETRELLO                 April 7, 1999
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Name:  Anthony G. Petrello              Date
Title: President